Blue Chip Investor Funds June 20, 2013

Jeffrey W. Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

RE: Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Mr. Long:

Please find below the Trust’s responses to oral comments from the staff received on June 20, 2013 on the Trust's Annual Report to Shareholders for the period ended December 31, 2012 (the "Report"). For your convenience, I have summarized the staff’s comments.

1. Comment:  Pursuant to Regulation S-X, Article 6-04 please confirm that there were no payables to trustees in the Report to Shareholders for the period ended December 31, 2012. In the event that there were payables to trustees please break them out in future reports.

     Response:   We have reviewed the Statement of Assets and Liabilities and confirm that there were no trustee fees payable as of December 31, 2012.

2. Comment:   Since Berkshire Hathaway is a significant holding we recommend that you provide information in future financial reports as to where shareholders of the Fund can get additional financial information about Berkshire Hathaway.

     Response:   In future financial reports we will consider adding additional information as to where shareholders of the Fund can get additional financial information about Berkshire Hathaway.

3. Other Comments:   The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

     Response:   The Trust hereby acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully, /s/ Jeff Provence Jeff Provence Treasurer, Blue Chip Investor Funds